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                                                     November 17, 2008


VIA FEDERAL EXPRESS AND EDGAR

Attention:  Mr. Eric Attallah, Staff Accountant

Re:   Zoltek Companies, Inc.
      Form 10-K for the Fiscal Year Ended September 30, 2007
      Form 8-K filed August 15, 2008
      Comment Letter Response filed October 10, 2008
      File No. 0-20600

Dear Mr. Attallah:

We are in receipt of the Staff's comment letter, dated November 6, 2008, pursuant to which the Staff commented on the Annual Report on Form 10-K for the fiscal year ended September 30, 2007, the 8-K filed August 15, 2008 and our response to the Staff's initial comment letter dated October 10, 2008 filed by Zoltek Companies, Inc. ("Zoltek"). We have set forth below each Staff comment in the comment letter followed by our response to each comment.


Form 8-K filed August 15, 2008
------------------------------

1. We note your response and proposed disclosures in response to prior comment 9. It is unclear from your response as to how you have reconciled the line items "interest expense related to non-convertible debt" and "expense related to convertible debt" to the most directly comparable measures calculated in accordance with GAAP. It would appear that the most directly GAAP comparable measure as presented on your June 30, 2008 income statement are "interest expense, excluding amortization..." and "amortization of financing fees and debt discount", respectively.




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         RESPONSE:

         Zoltek has noted and understands the Staff's comment regarding our presentation of "interest expense related to non-convertible debt" and "expense related to convertible debt issuances." While we believe that the comparison located in the footnotes to "Operating Income
         (loss) from continuing operations" in accordance with GAAP was sufficient, in the event that Zoltek utilizes either of these two measures in the future we will enhance our disclosure by also providing a comparison to "interest expense, excluding amortization..." and "amortization of financing fees and debt discount", respectively. We have included an example of this updated disclosure below for our press release included in our Form 8-K filed August 15, 2008 (amounts in thousands):

         "To provide transparency about measures of the Company's financial performance which management considers relevant, we supplement the reporting of Zoltek's consolidated financial information under GAAP with "interest expense related to non-convertible debt," "income from continuing operations before convertible debt expense," and "expense related to convertible debt issuances" which are a non-GAAP financial measures. Operating income (loss) in accordance with GAAP was $7,271, $6,693 and $8,310, for the third quarter of fiscal 2008, third quarter of fiscal 2007 and second quarter of fiscal 2008, respectively. Interest expense, excluding amortization of financing fees, debt discount and beneficial conversion feature was $288, $428 and $374, for the third quarter of fiscal 2008, third quarter of fiscal 2007 and second quarter of fiscal 2008, respectively. Amortization of financing fees and debt discount was $1,648, $394 and $1,843, for the third quarter of fiscal 2008, third quarter of fiscal 2007 and second quarter of fiscal 2008, respectively. These non-GAAP financial measures should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures to analyze our performance would have material limitations because their calculation is based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. Management compensates for these limitations by presenting both the GAAP and non-GAAP measures of its results. Zoltek believes the presentation of these measures is useful to investors because they are indicative of the company's underlying business performance."




                                 *     *     *

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Please call upon the undersigned at (314) 291-5110 if we can be of further assistance. We thank you in advance for your customary courtesies.


                                       Very truly yours,
                                       ZOLTEK COMPANIES, INC.

                                       By:   /s/Zsolt Rumy
                                       -----------------------------
                                             Zsolt Rumy
                                             Chief Financial Officer


cc:      Thompson Coburn
         Grant Thorton